NOTICE

RBTT/RBC WORKING TOWARD A JUNE CLOSING
RBTT Financial Holding Limited (“RBTT”) wishes to advise shareholders and the public that work is progressing on the amalgamation of RBTT and RBC Holdings (Trinidad and Tobago) Limited, an indirectly wholly-owned subsidiary of Royal Bank of Canada, and the parties are working to obtain all the requisite regulatory approvals to facilitate a June 2008 completion of the transaction.
Both parties have been working closely with the Regulators to formalize the necessary approvals to complete the transaction, and much has been achieved in the weeks following the March 26th Special Meeting of shareholders at which 98.2 per cent of the votes were cast in favour of the amalgamation resolution.
RBTT anticipates applying to the Trinidad and Tobago Stock Exchange Limited (TTSE), the Barbados Stock Exchange (BSE) and the Jamaica Stock Exchange (JSE) over the next few weeks to suspend trading in its shares to facilitate the closing of the transaction. Notice will be given to the public prior to such suspension of trading.
If granted, the last effective trading date for RBTT Shares listed on these exchanges will be the last trading date immediately preceding the date of the suspension of trading. All shareholders on record as at that date (other than dissenting shareholders) will be entitled, upon surrender of their RBTT share certificates or account statements from the central depositories, as applicable, to receive the consideration for the RBTT Shares as set out in the Directors’ Circular.